
03055292


RECD S.E.C.
APR 1 4 2003
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


PROCESSE
APR 16 2003
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for April 10, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

33-10677
~~333-100818~~
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

74946 GSR 2003-4F
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 10, 2003.

GS MORTGAGE SECURITIES CORP.

By: 
Name: Samuel Ramos
Title: Secretary

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-4F

CMO 4FTRACK3K PAA
Scenario Report (GS)



Goldman
Sachs

2.6 yr PAC1 Generated: 04/10/2003 16:18:27

CUSIP	Monthly	As Of	4/03	Pricing	4/9/03	Original	78,113,000.00
Description: PAC1				Settle	4/30/03	Balance	78,113,000.00
Coupon: 2.950%				Next Proj	5/25/03	Factor	1.00000000
Stated Band: 108-600	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.51 WAM 352 WALA 7
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	20	30	40	50	60	70
	Av Life	2.610	2.610	2.610	2.342	1.840	1.438	1.118
Price	Window	5/03-3/08	5/03-3/08	5/03-3/08	5/03-4/07	5/03-4/06	5/03-8/05	5/03-1/05
99-27	Yield	2.952	2.952	2.952	2.950	2.945	2.939	2.931

CMO 4FTRACK3K PAA
Scenario Report (GS)


Goldman
Sachs

2.6 yr PAC1 Generated: 04/10/2003 16:18:05

CUSIP	Monthly	As Of	4/03	Pricing	4/9/03	Original	78,113,000.00
Description:	PAC1			Settle	4/30/03	Balance	78,113,000.00
Coupon:	2.950%			Next Proj	5/25/03	Factor	1.00000000
Stated Band:	108-600	Effective Band: N/A		Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 6.51 WAM 352 WALA 7
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.741	2.610	2.610	2.610	2.224	1.806	1.531	1.212
Price	Window	5/03-6/08	5/03-3/08	5/03-3/08	5/03-3/08	5/03-10/06	5/03-11/05	5/03-4/05	5/03-10/04
99-27	Yield	2.952	2.952	2.952	2.952	2.949	2.945	2.941	2.934

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS TERM SHEET IS BEING FILED IN PAPER.

TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-4F

April 11, 2003

Final Structural and Collateral Term Sheet

$957,859,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2003-4F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2003-4F

Features of the Transaction

- Offering consists of five tracks of senior certificates totaling $957,859,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's. The 5 tracks of seniors are expected to be approximately:
  $ 67,000,000 of 4.75% coupons (Track 1)
  $ 197,650,000 of 5.75% coupons (Track 2)
  $ 262,834,000 of 6.00% coupons (Track 3)
  $ 339,822,000 of 6.00% coupons (Track 4)
  $ 90,553,000 of 5.00% coupons (Track 5)
- The overall expected amount of credit support for the senior certificates is 2.35% +/- 0.50% on the securities in the form of subordination of Tracks 1, 2, 3, 4 and 5 with a shifting interest structure and five-year prepayment lockout to junior certificates.
- Collateral consists primarily of conventional fixed rate mortgage loans secured by first liens on one to four family residential properties, 67% originated by Wells Fargo Home Mortgage Inc., 16% originated by Fifth Third Mortgage Company, 12% originated by Bank of America, N.A. and 6% originated by National City Mortgage Corp. Tracks 2, 3, and 4 are secured by mortgage loans not greater then 30 year, while Tracks 1 and 5 are secured by mortgage loans not greater then 15 year.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	April 30, 2003
Cut-off Date:	April 1, 2003
First Distribution Date:	May 26, 2003
Distribution Date:	25th of each month or next business day

Key Terms

Issuer: GSR Mortgage Loan Trust 2003-4F
Underwriter: Goldman, Sachs & Co.
Originator: 67% originated by Wells Fargo Home Mortgage Inc., 16% originated by Fifth Third Mortgage Company, 12% originated by Bank of America, N.A. and 6% originated by National City Mortgage Corp
Servicer: Wells Fargo Home Mortgage Inc., Fifth Third Mortgage Company, Bank of America, N.A. and National City Mortgage Corp.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. Subordinate certificates will be cross-collateralized across the five tracks.
Expected Subordination: 2.35% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Preliminary Collateral Information	Total	Track 1	Track 2	Track 3	Track 4	Track 5
Total Outstanding Principal Balance ($):	982,007,000	69,253,000	202,842,000	269,159,000	348,000,000	92,753,000
Number of Mortgage Loans:	2,108	121	433	589	780	183
Average Principal Balance of the Mortgage Loans ($000's):	466	570	468	457	446	508
Weighted Average Annual Mortgage Interest Rate:	6.40%	5.51%	6.19%	6.52%	6.75%	5.99%
Expected Administrative Fees (Includes Servicing and Trustee):	0.34%	0.75%	0.25%	0.25%	0.25%	0.74%
Weighted Average Amortized Term To Maturity:	323	175	355	351	351	172
Weighted Average Seasoning:	6	4	3	7	7	6
Weighted Average Current Loan-To-Value Ratio:	64%	60%	64%	63%	66%	62%
Owner Occupied:	97%	100%	98%	97%	95%	100%
Single Family / Detached PUD's:	94%	90%	96%	97%	93%	89%
Current FICO:	745	746	744	749	743	738
State Concentration > 10%:	CA 44%	OH 47% MI 13% KY 11% IN 11%	CA 50%	CA 50%	CA 50%	OH 41% MI 21% KY 15%
Servicer Percentages: Bank of America	12%	0%	43%	2%	0%	0%
Fifth Third	16%	100%	0%	0%	0%	98%
National City	6%	0%	26%	3%	1%	2%
Wells Fargo	67%	0%	31%	95%	99%	0%